OCEAN CAPITAL LLC
GAM Tower, 2 Tabonuco Street, Suite 200
Guaynabo, Puerto Rico 00968

August 1, 2023

VIA OVERNIGHT DELIVERY AND ELECTRONIC MAIL

Puerto Rico Residents Tax-Free Fund, Inc.
Banco Popular Center
209 Muñoz Rivera Avenue, Suite 1031
San Juan, Puerto Rico 00918
Attn: Luis Avilés, Esq., Secretary

Re: Shareholder Proposal for the 2023 Annual Meeting

Mr. Avilés:

I am writing to you on behalf of Ocean Capital LLC ("***Ocean Capital***" or "***we***"), a significant shareholder of Puerto Rico Residents Tax-Free Fund, Inc. (the "***Fund***"). We are respectfully submitting this proposal consistent with, and as permitted by, rule 14a-8 ("***Rule 14a-8***") of the Securities Exchange Act of 1934, as amended, in support of proper corporate governance of the Fund. We believe that the Fund has significantly underperformed in recent years and that to improve its performance, the Fund should, among other things, terminate its current advisory agreements with its investment co-advisors: UBS Asset Managers of Puerto Rico and Popular Asset Management LLC. Following such a termination, the Fund could then initiate a renewed bidding process to negotiate a new, more suitable investment advisory agreement.

In accordance with Rule 14a-8, we are submitting the attached shareholder proposal, **Terminate Advisory Agreements**, to be included in the Fund's proxy statement for the 2023 annual meeting of shareholders (the "***2023 Annual Meeting***") and for a vote by shareholders at such meeting.

Rule 14a-8 requirements have been, and will continue to be, met, including the continuous ownership of the required stock value for the prescribed period of time until after the date of the 2023 Annual Meeting and presentation of the proposal at the 2023 Annual Meeting. As of the close of business on July 31, 2023, Ocean Capital beneficially owned, and had beneficially owned continuously for at least one year, shares of common stock in the Fund worth at least $25,000 in market value, and each share is entitled to vote on the proposal. Ocean Capital will maintain ownership of the required amount of shares, determined in accordance with Rule 14a-8, through the date of the 2023 Annual Meeting. A copy of Ocean Capital's Schedule 13D, filed with the Securities and Exchange Commission (the "***SEC***") on November 16, 2021, and each subsequent amendment are attached hereto as Exhibit A, pursuant to Rule 14a-8(b)(2)(ii)(B).

I will attend the 2023 Annual Meeting in my capacity as the managing member of Ocean Capital to move the resolution, pursuant to Rule 14a-8(h). The submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Ocean Capital welcomes the opportunity to discuss this proposal with the Fund. We are available to meet with the Fund in person or via teleconference on August 14, 2023 between 12 p.m. and 5:30 p.m. AST and any time between 9 a.m. and 5:30 p.m. AST on August 15, 2023 through August 18, 2023. To

schedule a meeting, we can be reached at [personal information redacted], extension 104, or by email at the address below.

The consideration of the Fund's board of directors is appreciated in support of (i) proper corporate governance, (ii) board accountability to shareholders and (iii) the long-term performance of the Fund. Please promptly acknowledge receipt and acceptance of this proposal by email to [personal information redacted].

Regards,

OCEAN CAPITAL LLC

By: /s/ William Heath Hawk
Name: William Heath Hawk
Title: Managing Member

Enclosures

cc: Harold Vicente-Colón, Vicente & Cuebas
       Lawrence S. Elbaum, Vinson & Elkins L.L.P.
       C. Patrick Gadson, Vinson & Elkins L.L.P.

[Puerto Rico Residents Tax-Free Fund, Inc.
Rule 14a-8 Shareholder Proposal, submitted by Ocean Capital LLC on August 1, 2023]
[This line and any line above it is *not* for publication.]

Proposal [1]: Terminate Advisory Agreements

RESOLVED, all investment advisory and management agreements (the "*Agreements*") between Puerto Rico Residents Tax-Free Fund, Inc. (the "*Fund*") and UBS Asset Managers of Puerto Rico ("*UBS*"), and between the Fund and Popular Asset Management LLC ("*PAM*") shall be terminated by the Fund, pursuant to the right of shareholders as embodied in Section 15(a)(3) of the Investment Company Act of 1940 and as required to be included in such agreements, such termination to be effective no more than sixty days following the date hereof.

The Fund has consistently incurred significant losses and failed to maximize shareholder value. As reported in the Fund's public filings, during the year ended August 31, 2022, the Fund's total net asset value ("***NAV***") and share price declined over 15% and over 45%, respectively.[1] Further, during the six-month period ended February 28, 2023, the Fund's total NAV and stock price declined by over 5% and over 33%, respectively.[2] As of February 28, 2023, the Fund's stock traded at a 71.1% discount to its NAV.[3] This underperformance is to the detriment of shareholders and is particularly troubling when compared to the broader municipal bond market, for which total returns are up 33.5% and 105% over the past 10 and 20 years, respectively.[4]

We believe that, given the Fund's inability to maximize shareholder value, termination of the Agreements would allow the Fund to initiate a competitive, open process to secure a new, more suitable investment advisory agreement, with an advisor that can strengthen the Fund's performance through lower fees and new perspectives and revamped investment strategy. Further, shareholder support of this proposal could encourage the Fund to take other actions, including reevaluating its operations, that may lead to a significant increase in the value of the Fund's shares, directly benefiting its shareholders.

We believe our interests are aligned with shareholders, and our intent with this proposal is to maximize value for shareholders; not to cause a liquidation of the Fund. While termination of the Agreements could result in some near-term disruptions and costs associated with securing new investment advisor relationships, we believe that over the longer term, terminating these underperforming arrangements will serve all shareholders. If a new permanent advisory agreement not entered into, the Fund could become internally managed on an interim or permanent basis.[5] Despite disruption risks, we believe beginning the process of replacing the current Agreements will facilitate the selection of one or more investment advisors able to bring a fresh perspective and advise the Fund on terms more favorable to the Fund.

Please vote "**FOR**" Proposal [1]: Terminate Advisory Agreements.

[This above line – *Is* for publication. Please assign the correct proposal number in the two places.]

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[1] Annual Certified Shareholder Report, filed November 9, 2022.
[2] Semi-Annual Certified Shareholder Report, filed on May 5, 2023.
[3] *Id.*
[4] S&P Municipal Bond Index returns as of July 25, 2023.
[5] 1940 Act, Section 270.15a-4.

Notes:

Ocean Capital LLC, GAM Tower, 2 Tabonuco Street, Suite 200, Guaynabo, Puerto Rico 00968, sponsored this proposal.

Proposal [1] – Means [1] is the placeholder for the Fund to assign the number in the proxy statement.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including the following excerpt (emphasis added):

> ... going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - *the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;*
> - *the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or*
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> *We believe that it is appropriate under Rule 14a-8 for companies to address these objections in their statements of opposition*.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion, the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is not intended to be more than 500 words. Should it exceed 500 words after notification to the proponent then the words that exceed 500 words shall be taken out of the proposal starting with the last full sentence of the proposal and moving upwards as needed to omit full sentences.

Please do not insert any management words between the top line of the proposal and the concluding line of the proposal.

Exhibit A

Ocean Capital's Schedule 13D, filed with the SEC on November 16, 2021, and each subsequent amendment

[Attached.]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Puerto Rico Residents Tax-Free Fund, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

745274100
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200
Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page **1** of **14** Pages)

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*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Ocean Capital LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY 		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 1,008,052	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 1,008,052	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,008,052		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%[1]		
14	TYPE OF REPORTING PERSON OO		

1   The percentages used herein are calculated based upon 7,910,587 shares of common stock outstanding as of November 1, 2021, as disclosed in the issuer's proxy statement filed with the Securities and Exchange Commission on November 12, 2021.

1	NAME OF REPORTING PERSON William Heath Hawk		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY 		
4	SOURCE OF FUNDS WC, PF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 1,025,052[1]	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 1,025,052[1]	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,025,052		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%[2]		
14	TYPE OF REPORTING PERSON IN		

1   Consisting of (i) 17,000 shares held in a joint account of Mr. Hawk and his spouse and (ii) 1,008,052 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.

2   The percentages used herein are calculated based upon 7,910,587 shares of common stock outstanding as of November 1, 2021, as disclosed in the issuer's proxy statement filed with the Securities and Exchange Commission on November 12, 2021.

	NAME OF REPORTING PERSON
1	Brent D. Rosenthal

	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2	(a): ☐ (b): ☐

	SEC USE ONLY
3	

	SOURCE OF FUNDS
4	

	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5	☐

	CITIZENSHIP OR PLACE OF ORGANIZATION
6	U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
11	0

	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12	☐

	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13	0.0%

	TYPE OF REPORTING PERSON
14	IN

1	NAME OF REPORTING PERSON José R. Izquierdo II		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

Item 1. SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value $0.01 per share ("Common Stock"), of Puerto Rico Residents Tax-Free Fund, Inc., a Puerto Rico corporation (the "Issuer"). The Issuer's principal executive offices are located at Banco Popular Center, 209 Muñoz Rivera Avenue, Suite 1112, San Juan, Puerto Rico 00918.

Item 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by:

    (i)   Ocean Capital LLC, a Puerto Rico limited liability company ("Ocean Capital");

    (ii) William Heath Hawk;

    (iii) Brent D. Rosenthal, as a nominee for the Board of Directors of the Issuer (such Board of Directors, the "Board"); and

    (iv) José R. Izquierdo II, as a nominee for the Board (collectively with Ocean Capital and Messrs. Hawk, Rosenthal and Izquierdo, the "Reporting Persons").

(b) The business address of each of Ocean Capital and Mr. Hawk is GAM Tower, 2 Tabonuco St., Suite 200, Guaynabo, Puerto Rico 00968. The business address of Mr. Rosenthal is 3 Drummond Terrace, Livingston, New Jersey 07039. The business address of Mr. Izquierdo is 70 Ponce de Leon Ave., Suite 160, San Juan, Puerto Rico 00918.

(c) The principal business of: (i) Ocean Capital is investing in various opportunities in the financial arena and transacting any lawful business in Puerto Rico financial arenas, (ii) Mr. Hawk is serving as President and Chief Executive Officer of First Southern, LLC, a financial services company, (iii) Mr. Rosenthal is serving as Founder and Investor at Mountain Hawk Capital Partners, LLC, an investment fund, and (iv) Mr. Izquierdo is serving as Managing Member of Main Line Ventures LLC, a consulting firm.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ocean Capital is organized as a limited liability company under the laws of Puerto Rico. Each of Messrs. Hawk, Rosenthal and Izquierdo is a citizen of the United States of America.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds for the purchase of the 1,008,052 shares of Common Stock beneficially owned by Ocean Capital were derived from the general working capital of Ocean Capital. The funds for the purchase of the 17,000 shares of Common Stock over which Mr. Hawk shares voting and dispositive powers with his spouse were derived from the personal funds of Mr. Hawk. A total of $2,303,551.69, inclusive of broker fees, was paid to acquire the shares of Common Stock reported herein.

Item 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock to which this Schedule 13D relates in the ordinary course of business for investment purposes because they believe that the shares are undervalued and represent an attractive investment opportunity.

On November 15, 2021, Ocean Capital delivered a letter to the Issuer (the "Notice"), providing notice of intent to (i) nominate Brent D. Rosenthal and José R. Izquierdo II (together, the "Nominees") for election to the Board at the Issuer's upcoming 2021 annual meeting of shareholders and (ii) propose to repeal any provision of, or amendment to, the Issuer's bylaws adopted by the Board without shareholder approval subsequent to November 15, 2021, the date of the Notice. In connection with the submission of the Notice, the Reporting Persons and the Nominees filed a preliminary proxy statement with the Securities and Exchange Commission (the "SEC") on November 15, 2021.

José R. Izquierdo II, age 38, is a San Juan-based attorney with over a decade of experience in both the private and public sectors. Currently, he is the Member and Managing Director of Main Line Ventures, LLC, a firm that counsels corporations, international organizations and world-class athletes on a range of legal, strategic and developmental matters. Mr. Izquierdo previously served as General Secretary of the World Boxing Organization's Executive Committee, an international non-profit organization. At the government level, Mr. Izquierdo has served as Executive Director of the Puerto Rico Tourism Company, a public corporation responsible for stimulating, promoting and regulating the development of Puerto Rico's tourism industry, from 2017 to 2018, member of the Governor of Puerto Rico's fiscal transition team, member of the Government of Puerto Rico's Economic Development Council, Assistant Secretary of Economic Development and has sat on numerous boards of directors. Mr. Izquierdo served as Principal at The Law Offices of José R. Izquierdo II. Mr. Izquierdo is a 2005 graduate of Haverford College and holds a Juris Doctorate from the University of Puerto Rico School of Law. Ocean Capital believes Mr. Izquierdo's extensive leadership experience at both the public and private sectors makes him qualified to serve as a director of the Issuer.

Brent D. Rosenthal, age 49, founded Mountain Hawk Capital Partners, LLC, an investment fund focused on small and microcap equities in the technology, media, telecom (TMT) and food industries, in 2017. He has served as Chairman of the board of directors of comScore, Inc., a media measurement and analytics company, since April 2018 and as a director since January 2016. Mr. Rosenthal has been the Lead Independent Director/Non-Executive Chairman of the board of directors of RiceBran Technologies, a food company, since July 2016 and served as an advisor to the board of directors and executive management of FLYHT Aerospace, a provider of solutions for the aviation industry, from December 2019 to June 2020 and as a member of the FLYHT Aerospace board of directors since June 2020. He also served on the board of directors of SITO Mobile, Ltd., a mobile location-based media platform, from August 2016 to July 2018, and as Non-Executive Chairman of its board of directors from June 2017 to July 2018. Previously, Mr. Rosenthal was a Partner in affiliates of W.R. Huff Asset Management, an employee-owned investment manager, where he worked from 2002 to 2016. Mr. Rosenthal served as the Non-Executive Chairman of Rentrak Corporation, a media measurement and research company, from 2011 to 2016 and as a director from 2008 to 2016. He was Special Advisor to the board of directors of Park City Group, Inc., the parent company of ReposiTrak Inc., a company with a sourcing, compliance management and advanced commerce platform for retailing, from November 2015 to February 2018. Mr. Rosenthal earned his B.S. from Lehigh University and M.B.A. from the S.C. Johnson Graduate School of Management at Cornell University. He is an inactive Certified Public Accountant. Ocean Capital believes Mr. Rosenthal's board of directors experience and finance background make him qualified to serve as a director of the Issuer.

The Reporting Persons may engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons' investment in the Issuer, including, without limitation, matters concerning the Issuer's business, operations, Board appointments, governance, management, capitalization and strategic plans and matters relating to the closed-end nature of the Issuer. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer's business, operations, board appointments, governance, management, capitalization, strategic plans or matters relating to the closed-end nature of the Issuer, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by management or the Board, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions. The Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Stock.

The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the shares of Common Stock reported herein.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a) – (c) The aggregate percentage of shares of Common Stock reported to be owned by each Reporting Person is based upon 7,910,587 shares of Common Stock outstanding as of November 1, 2021, as disclosed in the Issuer's proxy statement filed with the SEC on November 12, 2021.

A. Ocean Capital LLC

    (a) As of the close of business on November 15, 2021, Ocean Capital beneficially owned 1,008,052 shares of Common Stock.

    Percentage:Approximately 12.7%

    (b) 1. Sole power to vote or direct vote: 0

        2. Shared power to vote or direct vote: 1,008,052

        3. Sole power to dispose or direct the disposition: 0

        4. Shared power to dispose or direct the disposition: 1,008,052

    (c) The transactions in the shares of Common Stock by Ocean Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B. William Heath Hawk

    (a) As of the close of business on November 15, 2021, Mr. Hawk beneficially owned 1,025,052 shares of Common Stock.

    Percentage:Approximately 13.0%

    (b) 1. Sole power to vote or direct vote: 0

        2. Shared power to vote or direct vote: 1,025,052

        3. Sole power to dispose or direct the disposition: 0

        4. Shared power to dispose or direct the disposition: 1,025,052

    (c) The transactions in the shares of Common Stock Mr. Hawk during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C. Brent D. Rosenthal

    (a) As of the close of business on November 15, 2021, Mr. Rosenthal beneficially owned 0 shares of Common Stock.

    Percentage:0.0%

    (b) 1. Sole power to vote or direct vote: 0

        2. Shared power to vote or direct vote: 0

        3. Sole power to dispose or direct the disposition: 0

        4. Shared power to dispose or direct the disposition: 0

(c) The transactions in the shares of Common Stock by Mr. Rosenthal during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D. José R. Izquierdo II

    (a) As of the close of business on November 15, 2021, Mr. Izquierdo beneficially owned 0 shares of Common Stock.

    Percentage:0.0%

    (b) 1. Sole power to vote or direct vote: 0

      2. Shared power to vote or direct vote: 0

      3. Sole power to dispose or direct the disposition: 0

      4. Shared power to dispose or direct the disposition: 0

    (c) The transactions in the shares of Common Stock by Mr. Izquierdo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d) The dividends from the 1,008,052 shares of Common Stock beneficially owned by Ocean Capital and any proceeds from the sale of such shares become assets of Ocean Capital.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons have executed a Joint Filing and Solicitation Agreement, dated November 15, 2021, with respect to the joint filing of this Schedule 13D and any amendment thereto, a copy of which is attached hereto as Exhibit A. Other than the Joint Filing and Solicitation Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A: Joint Filing and Solicitation Agreement.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 15, 2021

Ocean Capital LLC

By: /s/ William Heath Hawk
Name:William Heath Hawk
Title: Managing Member

William Heath Hawk

/s/ William Heath Hawk
Brent D. Rosenthal

/s/ Brent D. Rosenthal
José R. Izquierdo II

/s/ José R. Izquierdo II

Signature Page to Schedule 13D

There was no transaction in shares of Common Stock by the Reporting Persons during the past sixty days.

EXHIBIT A

JOINT FILING AND SOLICITATION AGREEMENT

PURSUANT TO RULE 13d-1(k)

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Puerto Rico Residents Tax-Free Fund, Inc., a Puerto Rico corporation (the "Fund"); and

WHEREAS, Ocean Capital LLC, a Puerto Rico limited liability company ("Ocean Capital"), William Heath Hawk, Brent D. Rosenthal, and José R. Izquierdo II wish to form a group for the purpose of seeking representation on the Board of Directors of the Fund (the "Board") at the upcoming annual meeting of stockholders of the Fund (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the "Annual Meeting") and for the purpose of taking all other action necessary to achieve the foregoing.

NOW, IT IS AGREED, this 15th day of November 2021 by the parties hereto:

1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the undersigned (collectively, the "Group") agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Fund. Each member of the Group shall be responsible for the accuracy and completeness of his, her or its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate. Ocean Capital or its representative shall provide each member of the Group with copies of all Schedule 13D filings and other public filings to be filed on behalf of such member at least 24 hours prior to the filing or submission thereof.

2. So long as this agreement is in effect, each of the undersigned shall provide written notice to William Health Hawk of (i) any of their purchases or sales of securities of the Fund; or (ii) any securities of the Fund over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

3. Each of the undersigned agrees to form the Group for the purpose of (i) soliciting proxies or written consents for proposals submitted to stockholders for approval and the election of the persons nominated by the Group to the Board, each at the Annual Meeting, (ii) taking such other actions as the parties deem advisable and (iii) taking all other action necessary or advisable to achieve the foregoing.

4. Ocean Capital shall have the right to pre-approve all expenses incurred in connection with the Group's activities and agree to pay directly all such pre-approved expenses.

5. Each of the undersigned agrees that any SEC filing, press release or stockholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities set forth herein (collectively, "Communications") shall be first approved by Ocean Capital, or its representatives, and by William Health Hawk to the extent any such Communications refer to his or her, as applicable, credentials or experience, which approval shall not be unreasonably withheld.

6. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell securities of the Fund, as he or it deems appropriate, in his or its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

7. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

8. In the event of any dispute arising out of the provisions of this Agreement or their investment in the Fund, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of Delaware.

9. Any party hereto may terminate his or its obligations under this Agreement on 24 hours' written notice to all other parties, with a copy by email to William Heath Hawk, c/o: Ocean Capital LLC, [personal information redacted].

10. Each party acknowledges that Ocean Capital shall, in its sole discretion, select and retain counsel for both the Group and Ocean Capital and its affiliates relating to their investment in the Fund.

11. Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

DATE: November 15, 2021


Ocean Capital LLC

By: /s/ William Heath Hawk
Name: William Heath Hawk
Title: Managing Member

William Heath Hawk

/s/ William Heath Hawk
Brent D. Rosenthal

/s/ Brent D. Rosenthal
José R. Izquierdo II

/s/ José R. Izquierdo II


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

<u>Puerto Rico Residents Tax-Free Fund, Inc.</u>
(Name of Issuer)

<u>Common Shares, $0.01 par value</u>
(Title of Class of Securities)

<u>745274100</u>
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200
Guaynabo, Puerto Rico 00968

<u>(770) 777-9373</u>
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

<u>December 7, 2021</u>
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

---

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON Ocean Capital LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 1,008,052	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 1,008,052	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,008,052		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%[1]		
14	TYPE OF REPORTING PERSON OO		

---

1   The percentages used herein are calculated based upon 7,910,587 shares of common stock outstanding as of November 1, 2021, as disclosed in the issuer's proxy statement filed with the Securities and Exchange Commission on December 6, 2021.

SCHEDULE 13D

1	NAME OF REPORTING PERSON William Heath Hawk		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC, PF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 1,025,052[1]	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 1,025,052[1]	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,025,052		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%[2]		
14	TYPE OF REPORTING PERSON IN		

---

1   Consisting of (i) 17,000 shares held in a joint account of Mr. Hawk and his spouse and (ii) 1,008,052 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.

2   The percentages used herein are calculated based upon 7,910,587 shares of common stock outstanding as of November 1, 2021, as disclosed in the issuer's proxy statement filed with the Securities and Exchange Commission on December 6, 2021.

SCHEDULE 13D

1	NAME OF REPORTING PERSON Brent D. Rosenthal		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

SCHEDULE 13D

1	NAME OF REPORTING PERSON José R. Izquierdo II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends, supplements and, to the extent inconsistent with, supersedes the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 16, 2021.

Item 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated as follows:

The Reporting Persons acquired the shares of Common Stock to which this Schedule 13D relates in the ordinary course of business for investment purposes because they believe that the shares are undervalued and represent an attractive investment opportunity.

On November 15, 2021, Ocean Capital sent a letter by email to the Issuer (the "Notice"), providing notice of intent to (i) nominate Brent D. Rosenthal and José R. Izquierdo II (together, the "Nominees") for election to the Board at the Issuer's upcoming 2021 annual meeting of shareholders (the "Annual Meeting") and (ii) propose to repeal any provision of, or amendment to, the Issuer's bylaws adopted by the Board without shareholder approval subsequent to November 15, 2021, the date of the Notice. A copy of the Notice was delivered to the Issuer on November 16, 2021. In connection with the submission of the Notice, the Reporting Persons filed a preliminary proxy statement with the SEC on November 16, 2021.

On December 7, 2021, the Reporting Persons filed their definitive proxy statement and accompanying **BLUE** proxy card with the SEC in connection with their solicitation of proxies for the Annual Meeting. The Reporting Persons will seek shareholder support for Ocean Capital's proposals to (i) elect the Nominees to the Board and (ii) repeal any provision of, or amendment to, the Issuer's bylaws adopted by the Board without shareholder approval subsequent to November 15, 2021. The Reporting Persons are asking shareholders to vote on their **BLUE** proxy card "**FOR ALL**" of the Nominees and "**FOR**" the repeal of any provision of, or amendment to, the Issuer's bylaws adopted by the Board without shareholder approval subsequent to November 15, 2021.

The Nominees' biographies are set forth below. Additional information regarding Ocean Capital's proposals can be found in the Reporting Persons' definitive proxy statement filed with the SEC on December 7, 2021.

José R. Izquierdo II, age 38, is a San Juan-based attorney with over a decade of experience in both the private and public sectors. Currently, he is the Member and Managing Director of Main Line Ventures, LLC, a firm that counsels corporations, international organizations and world-class athletes on a range of legal, strategic and developmental matters. Mr. Izquierdo previously served as General Secretary of the World Boxing Organization's Executive Committee, an international non-profit organization. At the government level, Mr. Izquierdo has served as Executive Director of the Puerto Rico Tourism Company, a public corporation responsible for stimulating, promoting and regulating the development of Puerto Rico's tourism industry, from 2017 to 2018, member of the Governor of Puerto Rico's fiscal transition team, member of the Government of Puerto Rico's Economic Development Council, Assistant Secretary of Economic Development and has sat on numerous boards of directors. Mr. Izquierdo served as Principal at The Law Offices of José R. Izquierdo II. Mr. Izquierdo is a 2005 graduate of Haverford College and holds a Juris Doctorate from the University of Puerto Rico School of Law. Ocean Capital believes Mr. Izquierdo's extensive leadership experience at both the public and private sectors makes him qualified to serve as a director of the Issuer.

Brent D. Rosenthal, age 49, founded Mountain Hawk Capital Partners, LLC, an investment fund focused on small and microcap equities in the technology, media, telecom (TMT) and food industries, in 2017. He has served as Chairman of the board of directors of comScore, Inc., a media measurement and analytics company, since April 2018 and as a director since January 2016. Mr. Rosenthal has been the Lead Independent Director/Non-Executive Chairman of the board of directors of RiceBran Technologies, a food company, since July 2016 and served as an advisor to the board of directors and executive management of FLYHT Aerospace, a provider of solutions for the aviation industry, from December 2019 to June 2020 and as a member of the FLYHT Aerospace board of directors since June 2020. He also served on the board of directors of SITO Mobile, Ltd., a mobile location-based media platform, from August 2016 to July 2018, and as Non-Executive Chairman of its board of directors from June 2017 to July 2018. Previously, Mr. Rosenthal was a Partner in affiliates of W.R. Huff Asset Management, an employee-owned investment manager, where he worked from 2002 to 2016. Mr. Rosenthal served as the Non-Executive Chairman of Rentrak Corporation, a media measurement and research company, from 2011 to 2016 and as a director from 2008 to 2016. He was Special Advisor to the board of directors of Park City Group, Inc., the parent company of ReposiTrak Inc., a company with a sourcing, compliance management and advanced commerce platform for retailing, from November 2015 to February 2018. Mr. Rosenthal earned his B.S. from Lehigh University and M.B.A. from the S.C. Johnson Graduate School of Management at Cornell University. He is an inactive Certified Public Accountant. Ocean Capital believes Mr. Rosenthal's board of directors experience and finance background make him qualified to serve as a director of the Issuer.

The Reporting Persons may engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons' investment in the Issuer, including, without limitation, matters concerning the Issuer's business, operations, Board appointments, governance, management, capitalization and strategic plans and matters relating to the closed-end nature of the Issuer. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer's business, operations, board appointments, governance, management, capitalization, strategic plans or matters relating to the closed-end nature of the Issuer, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by management or the Board, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Stock.

The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the shares of Common Stock reported herein.

SCHEDULE 13D

SIGNATURES

    After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: December 7, 2021
Ocean Capital LLC

By: /s/ William Heath Hawk
Name: William Heath Hawk
Title: Managing Member

William Heath Hawk

/s/ William Heath Hawk

Brent D. Rosenthal

/s/ Brent D. Rosenthal

José R. Izquierdo II

/s/ José R. Izquierdo II


8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Puerto Rico Residents Tax-Free Fund, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

745274100
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200
Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

---

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON Ocean Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,008,052
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,008,052

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,008,052
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%[1]
14	TYPE OF REPORTING PERSON OO

---

1   The percentages used herein are calculated based upon 7,910,587 shares of common stock outstanding as of November 1, 2021, as disclosed in the issuer's proxy statement filed with the Securities and Exchange Commission on December 6, 2021.

SCHEDULE 13D

1	NAME OF REPORTING PERSON William Heath Hawk		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC, PF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 1,025,052[1]	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 1,025,052[1]	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,025,052		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%[2]		
14	TYPE OF REPORTING PERSON IN		

---

1   Consisting of (i) 17,000 shares held in a joint account of Mr. Hawk and his spouse and (ii) 1,008,052 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.

2   The percentages used herein are calculated based upon 7,910,587 shares of common stock outstanding as of November 1, 2021, as disclosed in the issuer's proxy statement filed with the Securities and Exchange Commission on December 6, 2021.

1	NAME OF REPORTING PERSON Brent D. Rosenthal		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

SCHEDULE 13D

1	NAME OF REPORTING PERSON José R. Izquierdo II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on November 16, 2021, as amended by the Amendment No. 1 filed on December 8, 2021 (collectively, the "Schedule 13D"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented with the following:

On March 15, 2022, Ocean Capital delivered a letter to the Issuer demanding that the Issuer recognize the shares entitled to vote at the Annual Meeting and proceed with business, including the election of directors, without any further adjournment if a quorum is present when the Annual Meeting is reconvened on March 17, 2022. In the letter, Ocean Capital also stated its position that any attempt by the Fund to unilaterally adjourn the Annual Meeting will constitute a violation of its bylaws and Puerto Rico law.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 16, 2022


Ocean Capital LLC

By: /s/ William Heath Hawk
Name: William Heath Hawk
Title: Managing Member

William Heath Hawk

/s/ William Heath Hawk
Brent D. Rosenthal

/s/ Brent D. Rosenthal
José R. Izquierdo II

/s/ José R. Izquierdo II


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Puerto Rico Residents Tax-Free Fund, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

745274100
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200
Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

---

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Ocean Capital LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 1,008,052	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 1,008,052	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,008,052		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%[1]		
14	TYPE OF REPORTING PERSON OO		

---

1   The percentages used herein are calculated based upon 7,910,587 shares of common stock outstanding as of November 1, 2021, as disclosed in the issuer's proxy statement filed with the Securities and Exchange Commission on December 6, 2021.

1	NAME OF REPORTING PERSON William Heath Hawk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,025,052[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,025,052[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,025,052
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%[2]
14	TYPE OF REPORTING PERSON IN

---

1   Consisting of (i) 17,000 shares held in a joint account of Mr. Hawk and his spouse and (ii) 1,008,052 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.
2   The percentages used herein are calculated based upon 7,910,587 shares of common stock outstanding as of November 1, 2021, as disclosed in the issuer's proxy statement filed with the Securities and Exchange Commission on December 6, 2021.

1	NAME OF REPORTING PERSON Brent D. Rosenthal		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON José R. Izquierdo II		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on November 16, 2021, as amended by the Amendment No. 1 filed on December 8, 2021 and Amendment No. 2 filed on March 17, 2022 (collectively, the "Schedule 13D"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented with the following:

On February 28, 2022, the Issuer and certain other funds affiliated with the Issuer (collectively, the "Plaintiffs"), filed a complaint in the United States District Court for the District of Puerto Rico (the "Complaint") against the Reporting Persons and certain other defendants (collectively, the "Defendants"). The Complaint alleged that Ocean Capital's proxy campaigns against the Plaintiffs and the Defendants' conduct in connection with these campaigns violated Sections 13(d), 14(a), and 20(a) of the Exchange Act based on Defendants' purported failure to disclose the members of a stockholder group acting with Ocean Capital in connection with its proxy campaigns, and other allegedly false or misleading statements in the Defendants' disclosures. The relief the Plaintiffs seek includes: (i) a declaration that the Defendants violated these sections of the Exchange Act; (ii) an order requiring Defendants to issue disclosures to publicly correct their purported misstatements or omissions relating to the Plaintiffs; and (iii) a permanent injunction prohibiting the Defendants from soliciting proxies regarding the Plaintiffs until Defendants have issued corrective disclosures.

On April 25, 2022, the Reporting Persons and certain other Defendants filed a motion to dismiss the Complaint with prejudice on the basis that the Plaintiffs have failed to state a claim against the Reporting Persons and such other Defendants. Specifically, the motion argued that (i) the Plaintiffs have not alleged a duty to disclose the purported stockholder group because they have not plausibly alleged that the purported stockholder group acted with Ocean Capital in connection with its proxy campaigns in any way, and (ii) no statement in the Defendants' proxy filings is materially false or misleading. The Reporting Persons and certain other Defendants also moved to dismiss on the basis that the Plaintiffs' claims are moot. The Reporting Persons believe the Complaint is meritless and plan to defend vigorously against the Plaintiffs' allegations.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 28, 2022


Ocean Capital LLC

By: /s/ William Heath Hawk
_____
Name: William Heath Hawk
Title: Managing Member

William Heath Hawk

/s/ William Heath Hawk
_____
Brent D. Rosenthal

/s/ Brent D. Rosenthal
_____
José R. Izquierdo II

/s/ José R. Izquierdo II
_____


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Puerto Rico Residents Tax-Free Fund, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

745274100
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200
Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 2, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

---

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Ocean Capital LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 1,008,052	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 1,008,052	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,008,052		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%[1]		
14	TYPE OF REPORTING PERSON OO		

---

1   The percentages used herein are calculated based upon 7,910,587 shares of common stock outstanding as of November 1, 2021, as disclosed in the issuer's proxy statement filed with the Securities and Exchange Commission on December 6, 2021.

1	NAME OF REPORTING PERSON William Heath Hawk		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC, PF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 1,025,052[1]	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 1,025,052[1]	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,025,052		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%[2]		
14	TYPE OF REPORTING PERSON IN		

---

1   Consisting of (i) 17,000 shares held in a joint account of Mr. Hawk and his spouse and (ii) 1,008,052 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.

2   The percentages used herein are calculated based upon 7,910,587 shares of common stock outstanding as of November 1, 2021, as disclosed in the issuer's proxy statement filed with the Securities and Exchange Commission on December 6, 2021.

1	NAME OF REPORTING PERSON Brent D. Rosenthal		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON José R. Izquierdo II		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on November 16, 2021, as amended by the Amendment No. 1 filed on December 8, 2021, Amendment No. 2 filed on March 17, 2022 and Amendment No. 3 filed on April 28, 2022 (collectively, the "Schedule 13D"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented with the following:

On May 23, 2022, the Plaintiffs filed a brief in opposition to the Defendants' motion to dismiss, arguing that they had adequately pled their claim that Defendants violated Sections 13(d), 14(a), and 20(a) of the Exchange Act. On June 2, 2022, the Defendants filed a reply brief responding to the Plaintiffs' arguments.

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 6, 2022

Ocean Capital LLC

By: /s/ William Heath Hawk
_____
Name: William Heath Hawk
Title: Managing Member

William Heath Hawk

/s/ William Heath Hawk
_____

Brent D. Rosenthal

/s/ Brent D. Rosenthal
_____

José R. Izquierdo II

/s/ José R. Izquierdo II
_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Puerto Rico Residents Tax-Free Fund, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

745274100
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200
Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

---

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Ocean Capital LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 1,008,052	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 1,008,052	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,008,052		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%[1]		
14	TYPE OF REPORTING PERSON OO		

---

1   The percentages used herein are calculated based upon 7,912,904 shares of common stock outstanding as of February 28, 2022, as disclosed in the issuer's semi-annual certified shareholder report (the "Shareholder Report") filed on Form N-CSR with the Securities and Exchange Commission ("SEC") on May 9, 2022.

1	NAME OF REPORTING PERSON William Heath Hawk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,025,052[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,025,052[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,025,052
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%[2]
14	TYPE OF REPORTING PERSON IN

1   Consisting of (i) 17,000 shares held in a joint account of Mr. Hawk and his spouse and (ii) 1,008,052 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.

2   The percentages used herein are calculated based upon 7,912,904 shares of common stock outstanding as of February 28, 2022, as disclosed in the issuer's Shareholder Report filed with the SEC on May 9, 2022.

1	NAME OF REPORTING PERSON Brent D. Rosenthal		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON José R. Izquierdo II		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

The following constitutes Amendment No. 5 ("Amendment No. 5") to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on November 16, 2021, as amended by the Amendment No. 1 filed on December 8, 2021, Amendment No. 2 filed on March 17, 2022, Amendment No. 3 filed on April 28, 2022 and Amendment No. 4 filed on June 7, 2022 (collectively, the "Schedule 13D"). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented with the following:

On June 10, 2022, Ocean Capital filed a complaint against the Issuer in the Court of First Instance of the Commonwealth of Puerto Rico. Ocean Capital filed the complaint pursuant to Article 7.15 of the Puerto Rico General Corporations Law (14 L.P.R.A. § 3655), seeking declaration that Ocean Capital's nominees to the Board have been validly elected at the Issuer's most recent annual meeting of stockholders and must be seated immediately. Ocean Capital believes that the Issuer's refusal to recognize the valid election of Ocean Capital's nominees constitutes unlawful disenfranchisement of the Issuer's stockholders. The full text of the complaint and additional information related to this lawsuit have been made available on www.ImproveUBSPRFunds.com by Ocean Capital. The information on the website does not constitute part of, and is not incorporated into, this Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 14, 2022


Ocean Capital LLC

By: /s/ William Heath Hawk
_____
Name: William Heath Hawk
Title: Managing Member

William Heath Hawk

/s/ William Heath Hawk
_____

Brent D. Rosenthal

/s/ Brent D. Rosenthal
_____

José R. Izquierdo II

/s/ José R. Izquierdo II
_____


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Puerto Rico Residents Tax-Free Fund, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

745274100
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200
Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSON Ocean Capital LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 1,008,052	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 1,008,052	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,008,052		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%[1]		
14	TYPE OF REPORTING PERSON OO		

---

1 The percentages used herein are calculated based upon 7,912,904 shares of common stock outstanding as of February 28, 2022, as disclosed in the Issuer's semi-annual certified shareholder report (the "Shareholder Report") filed on Form N-CSR with the Securities and Exchange Commission on May 9, 2022.

1	NAME OF REPORTING PERSON William Heath Hawk		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC, PF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 1,025,052[1]	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 1,025,052[1]	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,025,052		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%[2]		
14	TYPE OF REPORTING PERSON IN		

---

1   Consisting of (i) 17,000 shares held in a joint account of Mr. Hawk and his spouse and (ii) 1,008,052 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.

2   The percentages used herein are calculated based upon 7,912,904 shares of common stock outstanding as of February 28, 2022, as disclosed in the Issuer's Shareholder Report filed with the Securities and Exchange Commission on May 9, 2022.

1	NAME OF REPORTING PERSON Brent D. Rosenthal		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON José R. Izquierdo II		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON Ethan A. Danial		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 20,555[1]	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 20,555[1]	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 20,555		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%[2]		
14	TYPE OF REPORTING PERSON IN		

---

1   Consisting of 20,555 shares owned by RAD Investments, LLC, which Mr. Danial, as one of its managers, may be deemed to beneficially own.

2   The percentages used herein are calculated based upon 7,912,904 shares of common stock outstanding as of February 28, 2022, as disclosed in the Issuer's Shareholder Report filed with the Securities and Exchange Commission on May 9, 2022.

1	NAME OF REPORTING PERSON Mojdeh L. Khaghan		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

The following constitutes Amendment No. 6 ("Amendment No. 6") to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on November 16, 2021, as amended by the Amendment No. 1 filed on December 8, 2021, Amendment No. 2 filed on March 17, 2022, Amendment No. 3 filed on April 28, 2022, Amendment No. 4 filed on June 7, 2022, and Amendment No. 5 filed on June 14, 2022 (collectively, the "Schedule 13D"). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

(a) This Schedule 13D is filed by:

(i) Ocean Capital LLC, a Puerto Rico limited liability company ("Ocean Capital");

(ii) William Heath Hawk, the managing member of Ocean Capital;

(iii) Brent D. Rosenthal, as one of Ocean Capital's nominees for the Issuer's Board of Directors (the "Board") for the Issuer's 2021 annual meeting of shareholders (the "2021 Annual Meeting");

(iv) José R. Izquierdo II, as one of Ocean Capital's nominees for the Board for the 2021 Annual Meeting (together with Mr. Rosenthal, the "2021 Nominees");

(v) Ethan A. Danial, as one of Ocean Capital's nominees for the Board for the Issuer's 2022 annual meeting of shareholders (the "2022 Annual Meeting"); and

(vi) Mojdeh L. Khaghan, as one of Ocean Capital's nominees for the Board for the 2022 Annual Meeting (together with Mr. Danial, the "2022 Nominees" and, together with Ocean Capital, Mr. Hawk, the 2021 Nominees and Mr. Danial, the "Reporting Persons").

(b) The business address of each of Ocean Capital and Mr. Hawk is GAM Tower, 2 Tabonuco St., Suite 200, Guaynabo, Puerto Rico 00968. The business address of Mr. Rosenthal is 3 Drummond Terrace, Livingston, New Jersey 07039. The business address of Mr. Izquierdo is 70 Ponce de Leon Ave., Suite 160, San Juan, Puerto Rico 00918. The business address of Mr. Danial is 954 Avenida Ponce De Leon, San Juan, Puerto Rico 00907. The business address of Ms. Khaghan is 5151 Collins Ave., Miami Beach, Florida 33140.

(c) The principal business of: (i) Ocean Capital is investing in various opportunities in the financial arena and transacting any lawful business in Puerto Rico financial arenas; (ii) Mr. Hawk is serving as President and Chief Executive Officer of First Southern, LLC, a financial services company; (iii) Mr. Rosenthal is serving as Founder and Investor at Mountain Hawk Capital Partners, LLC, an investment fund; (iv) Mr. Izquierdo is serving as Managing Member of Main Line Ventures LLC, a consulting firm; (v) Mr. Danial is serving as Member and Manager at RAD Investments, LLC, an investment firm; and (vi) Ms. Khaghan is serving as a Principal of the Morgan Reed Group, a diversified real estate and securities investment firm.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ocean Capital is organized as a limited liability company under the laws of Puerto Rico. Each of Messrs. Hawk, Rosenthal, Izquierdo and Danial and Ms. Khaghan is a citizen of the United States of America.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated as follows:

The funds for the purchase of the 1,008,052 shares of Common Stock beneficially owned by Ocean Capital were derived from the general working capital of Ocean Capital. The funds for the purchase of the 17,000 shares of Common Stock over which Mr. Hawk shares voting and dispositive powers with his spouse were derived from the personal funds of Mr. Hawk. The funds for the purchase of the 20,555 shares of Common Stock beneficially owned by Mr. Danial were derived from the general working capital of RAD Investments, LLC. A total of $2,330,195.47, inclusive of broker fees, was paid to acquire the shares of Common Stock reported herein.

Item 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented with the following:

On November 2, 2022, Ocean Capital sent a letter by email to the Issuer (the "2022 Notice") providing notice of intent to (i) nominate the 2022 Nominees for election to the Board at the 2022 Annual Meeting, (ii) propose to repeal any provision of, or amendment to, the Issuer's bylaws adopted by the Board without shareholder approval subsequent to November 15, 2021, the date of Ocean Capital's nomination notice to the Issuer with respect to the 2021 Annual Meeting, (iii) propose to amend Article II, Section 8 of the Issuer's bylaws to lower the quorum threshold for shareholder meetings from one-half to one-third of the outstanding shares entitled to vote, and (iv) propose to amend Article II, Section 8 of the Issuer's bylaws to clarify that the power to adjourn shareholder meetings belongs exclusively to shareholders. A copy of the 2022 Notice was also delivered to the Issuer on November 3, 2022. In connection with the submission of the 2022 Notice, Ocean Capital, Mr. Hawk and the 2022 Nominees filed a preliminary proxy statement for the 2022 Annual Meeting with the SEC on November 4, 2022.

The 2022 Nominees' biographies are set forth below. Additional information regarding the 2022 Nominees and Ocean Capital's proposals for the 2022 Annual Meeting is available in the preliminary proxy statement for the 2022 Annual Meeting.

Ethan A. Danial, age 25, is a Puerto Rico-based investment professional with experience in research and trading of defaulted and restructured Puerto Rico municipal bonds. Since January 2019, Mr. Danial has been a member, authorized officer and manager at RAD Investments, LLC, an investment firm in Puerto Rico. Mr. Danial served as Vice President of Caribbean Capital and Consultancy Corp., an investment firm in Puerto Rico, from August 2017 to October 2022. Additionally, Mr. Danial served as a director for Campo Caribe LLC, an agricultural business in Puerto Rico, from September 2019 to September 2022. Further, Mr. Danial served as a director at First Puerto Rico Tax-Exempt Target Maturity Fund VII, a Puerto Rico-based investment fund, from November 2020 until June 2021. Prior to Mr. Danial's employment at Caribbean Capital and Consultancy Corp., he earned his B.A. in Mathematics-Statistics from Columbia University in 2017. Ocean Capital believes that Mr. Danial's investment and research experience with municipal bond funds makes him qualified to serve as a director of the Issuer.

Mojdeh L. Khaghan, age 55, is an attorney admitted to practice in Florida and New York. Since 1997, she has been employed as a principal of the Morgan Reed Group, a diversified real estate and securities investment firm with investments across the US and Puerto Rico. Ms. Khaghan has specialized in securities litigation, shareholder class and derivative actions and trust and estate litigation. Her portfolio of civic engagement and service includes Jackson Health System Financial Recovery Board and Public Health Trust (governing body of one of the largest public hospitals in the US, located in Miami) 2013-2019, Treasurer and Chair of Audit & Compliance Subcommittee, 2012-2015 and member, Jackson Health System Pension Subcommittee (an employee pension plan with assets in excess of $1 billion), 2018 to present; Chair, City of Miami Beach Budget Advisory Committee, 2020 to present; Commissioner, Housing Authority of the City of Miami Beach, 2017 to present; Personnel Board of the City of Miami Beach, 2011-2016. Since 2020, Ms. Khaghan has served as a member of the Florida Bar Grievance Committee, Miami-Dade Subcommittee 11-B. Ms. Khaghan earned her B.A. from Columbia University in 1988 and her J.D. from Columbia Law School in 1991. Ocean Capital believes that Ms. Khaghan's depth of experience in matters relating to securities law, investment, and corporate governance, serving extensively in various high-level positions in private, non-profit, governmental and quasi-governmental organizations, makes her qualified to serve as a director of the Issuer.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

(a) – (c) The aggregate percentage of shares of Common Stock reported to be owned is based upon 7,912,904 shares of Common Stock outstanding as of February 28, 2022, as disclosed in the Shareholder Report.

A. Ocean Capital LLC

(a) As of the close of business on November 3, 2022, Ocean Capital beneficially owned 1,008,052 shares of Common Stock.

Percentage: Approximately 12.7%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,008,052

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,008,052

(c) The transactions in the shares of Common Stock by Ocean Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B. William Heath Hawk

(a) As of the close of business on November 3, 2022, Mr. Hawk beneficially owned 1,025,052 shares of Common Stock.

Percentage: Approximately 13.0%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,025,052

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,025,052

(c) The transactions in the shares of Common Stock by Mr. Hawk during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C. Brent D. Rosenthal

(a) As of the close of business on November 3, 2022, Mr. Rosenthal beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b) 1.   Sole power to vote or direct vote: 0

2.   Shared power to vote or direct vote: 0

3.   Sole power to dispose or direct the disposition: 0

4.   Shared power to dispose or direct the disposition: 0

(c) The transactions in the shares of Common Stock by Mr. Rosenthal during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D. José R. Izquierdo II

(a) As of the close of business on November 3, 2022, Mr. Izquierdo beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b) 1.   Sole power to vote or direct vote: 0

2.   Shared power to vote or direct vote: 0

3.   Sole power to dispose or direct the disposition: 0

4.   Shared power to dispose or direct the disposition: 0

(c) The transactions in the shares of Common Stock by Mr. Izquierdo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E. Ethan A. Danial

(a) As of the close of business on November 3, 2022, Mr. Danial beneficially owned 20,555 shares of Common Stock.

Percentage: Approximately 0.3%

(b) 1.   Sole power to vote or direct vote: 0

2.   Shared power to vote or direct vote: 20,555

3.   Sole power to dispose or direct the disposition: 0

4.   Shared power to dispose or direct the disposition: 20,555

(c) The transactions in the shares of Common Stock by Mr. Danial during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D. Mojdeh L. Khaghan

(a) As of the close of business on November 3, 2022, Ms. Khaghan beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c) The transactions in the shares of Common Stock by Ms. Khaghan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d) The dividends from the 1,008,052 shares of Common Stock beneficially owned by Ocean Capital, and any proceeds from the sale of such shares, become assets of Ocean Capital. The dividends from the 20,555 shares of Common Stock beneficially owned by Mr. Danial through RAD Investments, LLC, and any proceeds from the sale of such shares become assets of RAD Investments, LLC.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated as follows:

On November 4, 2022, the Reporting Persons executed an Amended and Restated Joint Filing and Solicitation Agreement with respect to the joint filing of this Schedule 13D and any amendment thereto, a copy of which is attached hereto as Exhibit A. Other than the Amended and Restated Joint Filing and Solicitation Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A: Amended and Restated Joint Filing and Solicitation Agreement, dated November 4, 2022.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 4, 2022

Ocean Capital LLC

By: /s/ William Heath Hawk
Name: William Heath Hawk
Title: Managing Member

William Heath Hawk

/s/ William Heath Hawk

José R. Izquierdo II

/s/ José R. Izquierdo II

Brent D. Rosenthal

/s/ Brent D. Rosenthal

Ethan A. Danial

/s/ Ethan A. Danial

Mojdeh L. Khaghan

/s/ Mojdeh L. Khaghan

SCHEDULE A

TRANSACTIONS IN THE FUND'S SECURITIES DURING THE LAST 60 DAYS

ETHAN A. DANIAL

Nature of the Transaction	Securities Purchased (Sold)	Date of Purchase/Sale
Purchase of Common Stock	20,555.00*	9/9/2022

* Represents transactions made by RAD Investments, LLC, shares of which Mr. Danial, as one of its managers, may be deemed to beneficially own.

14

Exhibit A

AMENDED AND RESTATED JOINT FILING AND SOLICITATION AGREEMENT

PURSUANT TO RULE 13d-1(k)

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Puerto Rico Residents Tax-Free Fund, Inc., a Puerto Rico corporation (the "Fund");

WHEREAS, Ocean Capital LLC, a Puerto Rico limited liability company ("Ocean Capital"), William Heath Hawk, Brent D. Rosenthal and José R. Izquierdo II are parties to a Joint Filing and Solicitation Agreement dated November 15, 2021 (the "Existing Agreement"), pursuant to which, among other things, the parties agreed to form a group for the purpose of soliciting proxies for Ocean Capital's nominees and proposal with respect to the Fund's 2021 annual meeting of stockholders (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the "2021 Annual Meeting");

WHEREAS, when the 2021 Annual Meeting was last reconvened on March 17, 2022, a quorum was present and, as Ocean Capital's nominees for the 2021 Annual Meeting, Messrs. Rosenthal and Izquierdo received a plurality of the votes cast;

WHEREAS, the Fund has refused to recognize the valid election of Messrs. Rosenthal and Izquierdo, and a lawsuit filed by Ocean Capital to enforce the results of the 2021 Annual Meeting is currently pending;

WHEREAS, Ocean Capital has notified the Fund of its intent to, among other things, nominate Ethan A. Danial and Mojdeh L. Khaghan for election as directors at the Fund's 2022 annual meeting of stockholders (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the "2022 Annual Meeting");

WHEREAS, Ocean Capital, William Heath Hawk, Brent D. Rosenthal, José R. Izquierdo II, Ethan A. Danial and Mojdeh L. Khaghan wish to form a new group (collectively, the "Group") for the purpose of seeking representation on the Fund's Board of Directors (the "Board") at the 2021 Annual Meeting and the 2022 Annual Meeting and for the purpose of taking all other action necessary to achieve the foregoing;

WHEREAS, it is the parties' intention that Messrs. Rosenthal and Izquierdo, as Ocean Capital's nominees for the 2021 Annual Meeting, not be treated as "participants" (as such term is used in Instruction 3 to Item 4 of the Schedule 14A) in Ocean Capital's solicitation of proxies for the 2022 Annual Meeting and that Mr. Danial and Ms. Khaghan, as Ocean Capital's nominees for the 2022 Annual Meeting, not be treated as participants in Ocean Capital's solicitation of proxies for the 2021 Annual Meeting; and

WHEREAS, in connection with the formation of the Group, the undersigned desire to amend and restate the Existing Agreement as set forth herein.

NOW, IT IS AGREED, this 4th day of November 2022 by the parties hereto:

1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the undersigned agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Fund. Each member of the Group shall be responsible for the accuracy and completeness of his, her or its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate. Ocean Capital or its representative shall provide each member of the Group with copies of all Schedule 13D filings and other public filings to be filed on behalf of such member at least 24 hours prior to the filing or submission thereof.

2. So long as this agreement is in effect, each of the undersigned shall provide written notice to William Health Hawk of (i) any of their purchases or sales of securities of the Fund; or (ii) any securities of the Fund over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

3. Each of the undersigned agrees to form the Group for the purpose of (i) seeking the enforcement of the results of the 2021 Annual Meeting, (ii) soliciting proxies or written consents for proposals submitted to stockholders for approval and the election of the persons nominated by Ocean Capital to the Board at the 2022 Annual Meeting, (iii) taking such other actions as the parties deem advisable and (iv) taking all other action necessary or advisable to achieve the foregoing; provided, however, that (x) Messrs. Rosenthal and Izquierdo, as Ocean Capital's nominees for the 2021 Annual Meeting, shall not participate in the solicitation of proxies for the approval of Ocean Capital's proposals (including the election of its nominees) at the 2022 Annual Meeting, and (y) Mr. Danial and Ms. Khaghan, as Ocean Capital's nominees for the 2022 Annual Meeting, shall not be obligated to take any action with respect to the 2021 Annual Meeting.

4. Ocean Capital shall have the right to pre-approve all expenses incurred in connection with the Group's activities and agree to pay directly all such pre-approved expenses.

5. Each of the undersigned agrees that any SEC filing, press release or stockholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities set forth herein (collectively, "Communications") shall be first approved by Ocean Capital, or its representatives, and by William Health Hawk to the extent any such Communications refer to his or her, as applicable, credentials or experience, which approval shall not be unreasonably withheld.

6. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell securities of the Fund, as he or it deems appropriate, in his or its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

7. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

8. In the event of any dispute arising out of the provisions of this Agreement or their investment in the Fund, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of Delaware.

9. Any party hereto may terminate his or its obligations under this Agreement on 24 hours' written notice to all other parties, with a copy by email to William Heath Hawk, c/o: Ocean Capital LLC, [personal information redacted].

10. Each party acknowledges that Ocean Capital shall, in its sole discretion, select and retain counsel for both the Group and Ocean Capital and its affiliates relating to their investment in the Fund.

11. Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

Ocean Capital LLC

By: /s/ William Heath Hawk

Name: William Heath Hawk

Title: Managing Member

William Heath Hawk

/s/ William Heath Hawk

José R. Izquierdo II

/s/ José R. Izquierdo II

Brent D. Rosenthal

/s/ Brent D. Rosenthal

Ethan A. Danial

/s/ Ethan A. Danial

Mojdeh L. Khaghan

/s/ Mojdeh L. Khaghan

17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Puerto Rico Residents Tax-Free Fund, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

745274100
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200
Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSON Ocean Capital LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,008,052
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,008,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,008,052		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%[1]		
14	TYPE OF REPORTING PERSON OO		

---

1 The percentages used herein are calculated based upon 7,918,814 shares of common stock outstanding as of November 2, 2022, as disclosed in the Issuer's amended preliminary proxy statement (the "Issuer's Proxy Statement") filed with the Securities and Exchange Commission on November 15, 2022.

1	NAME OF REPORTING PERSON William Heath Hawk		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC, PF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 1,025,052[1]	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 1,025,052[1]	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,025,052		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%[2]		
14	TYPE OF REPORTING PERSON IN		

---

1 Consisting of (i) 17,000 shares held in a joint account of Mr. Hawk and his spouse and (ii) 1,008,052 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.

2 The percentages used herein are calculated based upon 7,918,814 shares of common stock outstanding as of November 2, 2022, as disclosed in the Issuer's Proxy Statement.

1	NAME OF REPORTING PERSON Brent D. Rosenthal		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON José R. Izquierdo II		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON Ethan A. Danial		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,800[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,800[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 54,800		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%[2]		
14	TYPE OF REPORTING PERSON IN		

---

1   Consisting of 54,800 shares owned by RAD Investments, LLC, which Mr. Danial as its manager may be deemed to beneficially own.

2   The percentages used herein are calculated based upon 7,918,814 shares of common stock outstanding as of November 2, 2022, as disclosed in the Issuer's Proxy Statement.

1	NAME OF REPORTING PERSON Mojdeh L. Khaghan		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

The following constitutes Amendment No. 7 ("Amendment No. 7") to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on November 16, 2021, as amended by the Amendment No. 1 filed on December 8, 2021, Amendment No. 2 filed on March 17, 2022, Amendment No. 3 filed on April 28, 2022, Amendment No. 4 filed on June 7, 2022, Amendment No. 5 filed on June 14, 2022, and Amendment No. 6 filed on November 4, 2022 (collectively, the "Schedule 13D"). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated as follows:

The funds for the purchase of the 1,008,052 shares of Common Stock beneficially owned by Ocean Capital were derived from the general working capital of Ocean Capital. The funds for the purchase of the 17,000 shares of Common Stock over which Mr. Hawk shares voting and dispositive powers with his spouse were derived from the personal funds of Mr. Hawk. The funds for the purchase of the 54,800 shares of Common Stock beneficially owned by Mr. Danial were derived from the general working capital of RAD Investments, LLC. A total of $2,367,184.57, inclusive of broker fees, was paid to acquire the shares of Common Stock reported herein.

Item 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented with the following:

On November 21, 2022, Ocean Capital filed its definitive proxy statement and accompanying **BLUE** proxy card with the SEC in connection with its solicitation of proxies for the 2022 Annual Meeting. Ocean Capital, Mr. Hawk and the 2022 Nominees will seek shareholder support for (i) the election of the 2022 Nominees to the Board, (ii) Ocean Capital's proposal to repeal any provision of, or amendment to, the Issuer's bylaws (the "Bylaws") adopted by the Board without shareholder approval subsequent to November 15, 2021, (iii) Ocean Capital's proposal to amend Article II, Section 8 of the Bylaws to lower the quorum threshold for shareholder meetings from one-half to one-third of the outstanding shares entitled to vote and to add a supermajority voting standard for all future amendments of that section and (iv) Ocean Capital's proposal to amend Article II, Section 8 of the Bylaws to clarify that the power to adjourn shareholder meetings belongs exclusively to shareholders and to add a supermajority voting standard for all future amendments of that section. With respect to the 2022 Annual Meeting, Ocean Capital, Mr. Hawk and the 2022 Nominees are asking shareholders to vote on their **BLUE** proxy card "**FOR ALL**" of the 2022 Nominees, "**FOR**" the repeal of any provision of, or amendment to, the Bylaws adopted by the Board without shareholder approval subsequent to November 15, 2021, "**FOR**" the amendment of the Bylaws to lower the quorum threshold for shareholder meetings from one-half to one-third of the outstanding shares entitled to vote and to add a supermajority voting standard for all future amendments of that section and "**FOR**" the amendment of the Bylaws to clarify that the power to adjourn shareholder meetings belongs exclusively to the shareholders and to add a supermajority voting standard for all future amendments of that section.

The foregoing description of Ocean Capital's proposals for the 2022 Annual Meeting is qualified in its entirety by the description of each proposal in Ocean Capital's definitive proxy statement filed on November 21, 2022, as may be amended or supplemented from time to time.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

(a) – (c) The aggregate percentage of shares of Common Stock reported to be owned is based upon 7,918,814 shares of Common Stock outstanding as of November 2, 2022, as disclosed in the Issuer's Proxy Statement.

A. Ocean Capital LLC

(a)   As of the close of business on November 21, 2022, Ocean Capital beneficially owned 1,008,052 shares of Common Stock.

Percentage: Approximately 12.7%

(b) 1.   Sole power to vote or direct vote: 0

2.   Shared power to vote or direct vote: 1,008,052

3.   Sole power to dispose or direct the disposition: 0

4.   Shared power to dispose or direct the disposition: 1,008,052

(c)   The transactions in the shares of Common Stock by Ocean Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B. William Heath Hawk

(a)   As of the close of business on November 21, 2022, Mr. Hawk beneficially owned 1,025,052 shares of Common Stock.

Percentage: Approximately 12.9%

(b) 1.   Sole power to vote or direct vote: 0

2.   Shared power to vote or direct vote: 1,025,052

3.   Sole power to dispose or direct the disposition: 0

4.   Shared power to dispose or direct the disposition: 1,025,052

(c)   The transactions in the shares of Common Stock by Mr. Hawk during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C. Brent D. Rosenthal

(a)   As of the close of business on November 21, 2022, Mr. Rosenthal beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b) 1.   Sole power to vote or direct vote: 0

2.   Shared power to vote or direct vote: 0

3.   Sole power to dispose or direct the disposition: 0

4.   Shared power to dispose or direct the disposition: 0

(c)   The transactions in the shares of Common Stock by Mr. Rosenthal during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D. José R. Izquierdo II

(a)   As of the close of business on November 21, 2022, Mr. Izquierdo beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b) 1.   Sole power to vote or direct vote: 0

2.   Shared power to vote or direct vote: 0

3.   Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c) The transactions in the shares of Common Stock by Mr. Izquierdo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E. Ethan A. Danial

(a) As of the close of business on November 21, 2022, Mr. Danial beneficially owned 54,800 shares of Common Stock.

Percentage: Approximately 0.7%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 54,800

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 54,800

(c) The transactions in the shares of Common Stock by Mr. Danial during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D. Mojdeh L. Khaghan

(a) As of the close of business on November 21, 2022, Ms. Khaghan beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c) The transactions in the shares of Common Stock by Ms. Khaghan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d) The dividends from the 1,008,052 shares of Common Stock beneficially owned by Ocean Capital, and any proceeds from the sale of such shares, become assets of Ocean Capital. The dividends from the 54,800 shares of Common Stock beneficially owned by Mr. Danial through RAD Investments, LLC, and any proceeds from the sale of such shares become assets of RAD Investments, LLC.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 21, 2022

By: /s/ William Heath Hawk
Name: William Heath Hawk
Title: Managing Member

William Heath Hawk

/s/ William Heath Hawk

José R. Izquierdo II

/s/ José R. Izquierdo II

Brent D. Rosenthal

/s/ Brent D. Rosenthal

Ethan A. Danial

/s/ Ethan A. Danial

Mojdeh L. Khaghan

/s/ Mojdeh L. Khaghan

TRANSACTIONS IN THE FUND'S SECURITIES DURING THE LAST 60 DAYS

ETHAN A. DANIAL

Other than as disclosed in this Schedule A, there was no transaction in shares of Common Stock by the Reporting Persons during the past sixty days.

Nature of the Transaction	Securities Purchased (Sold)	Date of Purchase/Sale
Purchase of Common Stock	34,245.00*	11/7/2022

---

*   Represents transactions made by RAD Investments, LLC, shares of which Mr. Danial, as one of its managers, may be deemed to beneficially own.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Puerto Rico Residents Tax-Free Fund, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

745274100
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200
Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSON Ocean Capital LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 1,008,052	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 1,008,052	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,008,052		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%[1]		
14	TYPE OF REPORTING PERSON OO		

---

1   The percentages used herein are calculated based upon 7,918,814 shares of common stock outstanding as of November 2, 2022, as disclosed in the Issuer's proxy statement (the "Proxy Statement") filed with the Securities and Exchange Commission on November 30, 2022.

1	NAME OF REPORTING PERSON William Heath Hawk		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC, PF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 1,025,052[1]	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 1,025,052[1]	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,025,052		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%[2]		
14	TYPE OF REPORTING PERSON IN		

---

1 Consisting of (i) 17,000 shares held in a joint account of Mr. Hawk and his spouse and (ii) 1,008,052 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.

2 The percentages used herein are calculated based upon 7,918,814 shares of common stock outstanding as of November 2, 2022, as disclosed in the Issuer's Proxy Statement.

1	NAME OF REPORTING PERSON Brent D. Rosenthal		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON José R. Izquierdo II		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON Ethan A. Danial		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 142,611[1]	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 142,611[1]	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 142,611		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%[2]		
14	TYPE OF REPORTING PERSON IN		

---

1 Consisting of 142,611 shares owned by RAD Investments, LLC, which Mr. Danial as its manager may be deemed to beneficially own.
2 The percentages used herein are calculated based upon 7,918,814 shares of common stock outstanding as of November 2, 2022, as disclosed in the Issuer's Proxy Statement.

1	NAME OF REPORTING PERSON Mojdeh L. Khaghan		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

The following constitutes Amendment No. 8 ("Amendment No. 8") to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on November 16, 2021, as amended by the Amendment No. 1 filed on December 8, 2021, Amendment No. 2 filed on March 17, 2022, Amendment No. 3 filed on April 28, 2022, Amendment No. 4 filed on June 7, 2022, Amendment No. 5 filed on June 14, 2022, Amendment No. 6 filed on November 4, 2022 and Amendment No. 7 filed on November 22, 2022 (collectively, the "Schedule 13D"). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated as follows:

The funds for the purchase of the 1,008,052 shares of Common Stock beneficially owned by Ocean Capital were derived from the general working capital of Ocean Capital. The funds for the purchase of the 17,000 shares of Common Stock over which Mr. Hawk shares voting and dispositive powers with his spouse were derived from the personal funds of Mr. Hawk. The funds for the purchase of the 142,611 shares of Common Stock beneficially owned by Mr. Danial were derived from the general working capital of RAD Investments, LLC. A total of $2,446,474.58, inclusive of broker fees, was paid to acquire the shares of Common Stock reported herein.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

(a) – (c) The aggregate percentage of shares of Common Stock reported to be owned is based upon 7,918,814 shares of Common Stock outstanding as of November 2, 2022, as disclosed in the Issuer's Proxy Statement.

A. Ocean Capital LLC

    (a) As of the close of business on December 23, 2022, Ocean Capital beneficially owned 1,008,052 shares of Common Stock.

Percentage: Approximately 12.7%

    (b) 1.   Sole power to vote or direct vote: 0

          2.   Shared power to vote or direct vote: 1,008,052

          3.   Sole power to dispose or direct the disposition: 0

          4.   Shared power to dispose or direct the disposition: 1,008,052

    (c) The transactions in the shares of Common Stock by Ocean Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B. William Heath Hawk

    (a) As of the close of business on December 23, 2022, Mr. Hawk beneficially owned 1,025,052 shares of Common Stock.

    Percentage: Approximately 12.9%

    (b) 1.   Sole power to vote or direct vote: 0

          2.   Shared power to vote or direct vote: 1,025,052

          3.   Sole power to dispose or direct the disposition: 0

          4.   Shared power to dispose or direct the disposition: 1,025,052

    (c) The transactions in the shares of Common Stock by Mr. Hawk during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C. Brent D. Rosenthal

    (a) As of the close of business on December 23, 2022, Mr. Rosenthal beneficially owned 0 shares of Common Stock.

    Percentage: 0.0%

    (b) 1.   Sole power to vote or direct vote: 0

          2.   Shared power to vote or direct vote: 0

          3.   Sole power to dispose or direct the disposition: 0

          4.   Shared power to dispose or direct the disposition: 0

    (c) The transactions in the shares of Common Stock by Mr. Rosenthal during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D. José R. Izquierdo II

    (a) As of the close of business on December 23, 2022, Mr. Izquierdo beneficially owned 0 shares of Common Stock.

    Percentage: 0.0%

    (b) 1.   Sole power to vote or direct vote: 0

          2.   Shared power to vote or direct vote: 0

          3.   Sole power to dispose or direct the disposition: 0

          4.   Shared power to dispose or direct the disposition: 0

    (c) The transactions in the shares of Common Stock by Mr. Izquierdo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E. Ethan A. Danial

    (a) As of the close of business on December 23, 2022, Mr. Danial beneficially owned 142,611 shares of Common Stock.

    Percentage: Approximately 1.8%

    (b) 1.   Sole power to vote or direct vote: 0

           2.   Shared power to vote or direct vote: 142,611

           3.   Sole power to dispose or direct the disposition: 0

           4.   Shared power to dispose or direct the disposition: 142,611

    (c) The transactions in the shares of Common Stock by Mr. Danial during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D. Mojdeh L. Khaghan

    (a) As of the close of business on December 23, 2022, Ms. Khaghan beneficially owned 0 shares of Common Stock.

    Percentage: 0.0%

    (b) 1.   Sole power to vote or direct vote: 0

           2.   Shared power to vote or direct vote: 0

           3.   Sole power to dispose or direct the disposition: 0

           4.   Shared power to dispose or direct the disposition: 0

    (c) The transactions in the shares of Common Stock by Ms. Khaghan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

    (d) The dividends from the 1,008,052 shares of Common Stock beneficially owned by Ocean Capital, and any proceeds from the sale of such shares, become assets of Ocean Capital. The dividends from the 142,611 shares of Common Stock beneficially owned by Mr. Danial through RAD Investments, LLC, and any proceeds from the sale of such shares become assets of RAD Investments, LLC.

    (e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 23, 2022


Ocean Capital LLC

By: /s/ William Heath Hawk
Name: William Heath Hawk
Title: Managing Member

William Heath Hawk

/s/ William Heath Hawk

José R. Izquierdo II

/s/ José R. Izquierdo II

Brent D. Rosenthal

/s/ Brent D. Rosenthal

Ethan A. Danial

/s/ Ethan A. Danial

Mojdeh L. Khaghan

/s/ Mojdeh L. Khaghan


SCHEDULE A

TRANSACTIONS IN THE FUND'S SECURITIES DURING THE LAST 60 DAYS

ETHAN A. DANIAL

Nature of the Transaction	Securities Purchased (Sold)	Date of Purchase/Sale
Purchase of Common Stock	34,245.00*	11/7/2022
Purchase of Common Stock	39,225.00*	12/5/2022
Purchase of Common Stock	1,282.00*	12/16/2022
Purchase of Common Stock	24,133.00*	12/19/2022
Purchase of Common Stock	23,171.00*	12/21/2022

*   Represents transactions made by RAD Investments, LLC, shares of which Mr. Danial, as one of its managers, may be deemed to beneficially own.

Other than as disclosed in this Schedule A, there was no transaction in shares of Common Stock by the Reporting Persons during the past sixty days.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Puerto Rico Residents Tax-Free Fund, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

745274100
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200
Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

---

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Ocean Capital LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 1,008,052	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 1,008,052	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,008,052		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%[1]		
14	TYPE OF REPORTING PERSON OO		

1   The percentages used herein are calculated based upon 7,918,814 shares of common stock outstanding as of November 2, 2022, as disclosed in the Issuer's proxy statement (the "Issuer's Proxy Statement") filed with the Securities and Exchange Commission on November 30, 2022.

1	NAME OF REPORTING PERSON William Heath Hawk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,025,052[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,025,052[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,025,052
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%[2]
14	TYPE OF REPORTING PERSON IN

---

1 Consisting of (i) 17,000 shares held in a joint account of Mr. Hawk and his spouse and (ii) 1,008,052 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.
2 The percentages used herein are calculated based upon 7,918,814 shares of common stock outstanding as of November 2, 2022, as disclosed in the Issuer's Proxy Statement.

1	NAME OF REPORTING PERSON Brent D. Rosenthal		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON José R. Izquierdo II		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON Ethan A. Danial		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 256,813[1]	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 256,813[1]	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 256,813		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%[2]		
14	TYPE OF REPORTING PERSON IN		

---

1   Consisting of 256,813 shares owned by RAD Investments, LLC, which Mr. Danial as its manager may be deemed to beneficially own.
2   The percentages used herein are calculated based upon 7,918,814 shares of common stock outstanding as of November 2, 2022, as disclosed in the Issuer's Proxy Statement.

1	NAME OF REPORTING PERSON Mojdeh L. Khaghan		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

The following constitutes Amendment No. 9 ("Amendment No. 9") to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on November 16, 2021, as amended by the Amendment No. 1 filed on December 8, 2021, Amendment No. 2 filed on March 17, 2022, Amendment No. 3 filed on April 28, 2022, Amendment No. 4 filed on June 7, 2022, Amendment No. 5 filed on June 14, 2022, Amendment No. 6 filed on November 4, 2022, Amendment No. 7 filed on November 22, 2022 and Amendment No. 8 filed on December 23, 2022 (collectively, the "Schedule 13D"). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to add the following paragraph:

Between January 17, 2023 and February 9, 2023, RAD Investments, LLC purchased 114,202 shares of Common Stock on the open market at an average price $0.91 per share of Common Stock, for a total cost of $104,228.32 (inclusive of broker fees). The shares of Common Stock were purchased with the general working capital of RAD Investments, LLC and are deemed beneficially owned by Mr. Danial in his capacity as manager of RAD Investments, LLC.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

(a) – (c) The aggregate percentage of shares of Common Stock reported to be owned is based upon 7,918,814 shares of Common Stock outstanding as of November 2, 2022, as disclosed in the Issuer's Proxy Statement.

A. Ocean Capital LLC

(a) As of the close of business on February 13, 2023, Ocean Capital beneficially owned 1,008,052 shares of Common Stock.

Percentage: Approximately 12.7%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,008,052

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,008,052

(c) The transactions in the shares of Common Stock by Ocean Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B. William Heath Hawk

    (a) As of the close of business on February 13, 2023, Mr. Hawk beneficially owned 1,025,052 shares of Common Stock.

    Percentage: Approximately 12.9%

    (b) 1.   Sole power to vote or direct vote: 0

          2.   Shared power to vote or direct vote: 1,025,052

          3.   Sole power to dispose or direct the disposition: 0

          4.   Shared power to dispose or direct the disposition: 1,025,052

    (c) The transactions in the shares of Common Stock by Mr. Hawk during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C. Brent D. Rosenthal

    (a) As of the close of business on February 13, 2023, Mr. Rosenthal beneficially owned 0 shares of Common Stock.

    Percentage: 0.0%

    (b) 1.   Sole power to vote or direct vote: 0

          2.   Shared power to vote or direct vote: 0

          3.   Sole power to dispose or direct the disposition: 0

          4.   Shared power to dispose or direct the disposition: 0

    (c) The transactions in the shares of Common Stock by Mr. Rosenthal during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D. José R. Izquierdo II

    (a) As of the close of business on February 13, 2023, Mr. Izquierdo beneficially owned 0 shares of Common Stock.

    Percentage: 0.0%

    (b) 1.   Sole power to vote or direct vote: 0

          2.   Shared power to vote or direct vote: 0

          3.   Sole power to dispose or direct the disposition: 0

          4.   Shared power to dispose or direct the disposition: 0

    (c) The transactions in the shares of Common Stock by Mr. Izquierdo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E. Ethan A. Danial

    (a) As of the close of business on February 13, 2023, Mr. Danial beneficially owned 256,813 shares of Common Stock.

    Percentage: Approximately 3.24%

    (b) 1. Sole power to vote or direct vote: 0

          2. Shared power to vote or direct vote: 256,813

          3. Sole power to dispose or direct the disposition: 0

          4. Shared power to dispose or direct the disposition: 256,813

    (c) The transactions in the shares of Common Stock by Mr. Danial during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D. Mojdeh L. Khaghan

    (a) As of the close of business on February 13, 2023, Ms. Khaghan beneficially owned 0 shares of Common Stock.

    Percentage: 0.0%

    (b) 1. Sole power to vote or direct vote: 0

          2. Shared power to vote or direct vote: 0

          3. Sole power to dispose or direct the disposition: 0

          4. Shared power to dispose or direct the disposition: 0

    (c) The transactions in the shares of Common Stock by Ms. Khaghan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

    (d) The dividends from the 1,008,052 shares of Common Stock beneficially owned by Ocean Capital, and any proceeds from the sale of such shares, become assets of Ocean Capital. The dividends from the 256,813 shares of Common Stock beneficially owned by Mr. Danial through RAD Investments, LLC, and any proceeds from the sale of such shares become assets of RAD Investments, LLC.

    (e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

Ocean Capital LLC

By: /s/ William Heath Hawk
Name: William Heath Hawk
Title: Managing Member

William Heath Hawk

/s/ William Heath Hawk

José R. Izquierdo II

/s/ José R. Izquierdo II

Brent D. Rosenthal

/s/ Brent D. Rosenthal

Ethan A. Danial

/s/ Ethan A. Danial

Mojdeh L. Khaghan

/s/ Mojdeh L. Khaghan

SCHEDULE A

TRANSACTIONS IN THE FUND'S SECURITIES DURING THE LAST 60 DAYS

ETHAN A. DANIAL

Nature of the Transaction	Securities Purchased (Sold)	Price Per Share ($)	Date of Purchase/Sale
Purchase of Common Stock	1,282.00*	0.9035	12/16/2022
Purchase of Common Stock	24,133.00*	0.9022	12/19/2022
Purchase of Common Stock	23,171.00*	0.9150	12/21/2022
Purchase of Common Stock	52,531.00*	0.9011	1/17/2023
Purchase of Common Stock	12,370.00*	0.9203	1/30/2023
Purchase of Common Stock	49,301.00*	0.9231	2/9/2023

*   Represents transactions made on the open market by RAD Investments, LLC, shares of which Mr. Danial, as one of its managers, may be deemed to beneficially own.

Other than as disclosed in this Schedule A, there was no transaction in shares of Common Stock by the Reporting Persons during the past sixty days.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Puerto Rico Residents Tax-Free Fund, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

745274100
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200
Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

---

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Ocean Capital LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,008,052
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,008,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,008,052		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%[1]		
14	TYPE OF REPORTING PERSON OO		

---

1   The percentages used herein are calculated based upon 7,916,854 shares of common stock outstanding as of February 28, 2023, as disclosed in the Issuer's Semi-Annual Shareholder Report (the "Shareholder Report") filed with the Securities and Exchange Commission on May 5, 2023.

1	NAME OF REPORTING PERSON William Heath Hawk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,025,052[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,025,052[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,025,052
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%[2]
14	TYPE OF REPORTING PERSON IN

---

1   Consisting of (i) 17,000 shares held in a joint account of Mr. Hawk and his spouse and (ii) 1,008,052 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.

2   The percentages used herein are calculated based upon 7,916,854 shares of common stock outstanding as of February 28, 2023, as disclosed in the Issuer's Shareholder Report.

1	NAME OF REPORTING PERSON Brent D. Rosenthal		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON José R. Izquierdo II		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON Ethan A. Danial
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 329,236[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 329,236[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 329,236
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%[2]
14	TYPE OF REPORTING PERSON IN

1   Consisting of 329,236 shares owned by RAD Investments, LLC, which Mr. Danial as its manager may be deemed to beneficially own.
2   The percentages used herein are calculated based upon 7,916,854 shares of common stock outstanding as of February 28, 2023, as disclosed in the Issuer's Shareholder Report.

1	NAME OF REPORTING PERSON Mojdeh L. Khaghan		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

The following constitutes Amendment No. 10 ("Amendment No. 10") to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on November 16, 2021, as amended by the Amendment No. 1 filed on December 8, 2021, Amendment No. 2 filed on March 17, 2022, Amendment No. 3 filed on April 28, 2022, Amendment No. 4 filed on June 7, 2022, Amendment No. 5 filed on June 14, 2022, Amendment No. 6 filed on November 4, 2022, Amendment No. 7 filed on November 22, 2022, Amendment No. 8 filed on December 23, 2022 and Amendment No. 9 filed on February 13, 2023 (collectively, the "Schedule 13D"). This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.

Item 3.   **SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION**

Item 3 is hereby supplemented with the following:

Between February 22, 2023 and May 19, 2023, RAD Investments, LLC purchased 72,423 shares of Common Stock on the open market at an average price $0.90 per share of Common Stock, for a total cost of $66,923.34 (inclusive of broker fees). The shares of Common Stock were purchased with the general working capital of RAD Investments, LLC and are deemed beneficially owned by Mr. Danial in his capacity as manager of RAD Investments, LLC.

Item 4.   **PURPOSE OF TRANSACTION**

Item 4 is hereby supplemented with the following:

On July 5, 2023, Ocean Capital issued a press release relating to the 2022 Annual Meeting. The press release included a letter sent by the 2022 Nominees to the Board on June 15, 2023. Having won election by a 10:1 margin at the recently held 2022 Annual Meeting, the 2022 Nominees asserted in the letter their rights as newly elected directors, including access to the Board schedule and other Board-level materials. However, the Issuer's external counsel responded by denying the 2022 Nominees' requests, claiming that the pending litigation filed by the Issuer precluded the 2022 Nominees' onboarding as directors. Ocean Capital strongly disagrees with the Issuer's response and believes that the Issuer's refusal to recognize the election of Ocean Capital's nominees constitutes unlawful disenfranchisement of the Issuer's stockholders. Ocean Capital also urges the incumbent directors who have lost their re-election to immediately cease all director activities and facilitate an orderly transition.

A copy of the press release is attached hereto as Exhibit B and is incorporated herein by reference as if fully set forth under this item.

Item 5.   **INTEREST IN SECURITIES OF THE ISSUER**

Item 5 is hereby amended and restated as follows:

(a) – (c) The aggregate percentage of shares of Common Stock reported to be owned is based upon 7,916,854 shares of Common Stock outstanding as of February 28, 2023, as disclosed in the Issuer's Shareholder Report.

A.   Ocean Capital LLC

 (a) As of the close of business on July 5, 2023, Ocean Capital beneficially owned 1,008,052 shares of Common Stock.

Percentage: Approximately 12.7%

 (b) 1.   Sole power to vote or direct vote: 0

      2.   Shared power to vote or direct vote: 1,008,052

      3.   Sole power to dispose or direct the disposition: 0

      4.   Shared power to dispose or direct the disposition: 1,008,052

 (c) The transactions in the shares of Common Stock by Ocean Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B. William Heath Hawk

(a) As of the close of business on July 5, 2023, Mr. Hawk beneficially owned 1,025,052 shares of Common Stock.

Percentage: Approximately 12.9%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,025,052

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,025,052

(c) The transactions in the shares of Common Stock by Mr. Hawk during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C. Brent D. Rosenthal

(a) As of the close of business on July 5, 2023, Mr. Rosenthal beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c) The transactions in the shares of Common Stock by Mr. Rosenthal during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D. José R. Izquierdo II

(a) As of the close of business on July 5, 2023, Mr. Izquierdo beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c) The transactions in the shares of Common Stock by Mr. Izquierdo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E. Ethan A. Danial

   (a) As of the close of business on July 5, 2023, Mr. Danial beneficially owned 329,236 shares of Common Stock.

   Percentage: Approximately 4.2%

   (b) 1.   Sole power to vote or direct vote: 0

        2.   Shared power to vote or direct vote: 329,236

        3.   Sole power to dispose or direct the disposition: 0

        4.   Shared power to dispose or direct the disposition: 329,236

   (c) The transactions in the shares of Common Stock by Mr. Danial during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D. Mojdeh L. Khaghan

   (a) As of the close of business on July 5, 2023, Ms. Khaghan beneficially owned 0 shares of Common Stock.

   Percentage: 0.0%

   (b) 1.   Sole power to vote or direct vote: 0

        2.   Shared power to vote or direct vote: 0

        3.   Sole power to dispose or direct the disposition: 0

        4.   Shared power to dispose or direct the disposition: 0

   (c) The transactions in the shares of Common Stock by Ms. Khaghan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

   (d) The dividends from the 1,008,052 shares of Common Stock beneficially owned by Ocean Capital, and any proceeds from the sale of such shares, become assets of Ocean Capital. The dividends from the 329,236 shares of Common Stock beneficially owned by Mr. Danial through RAD Investments, LLC, and any proceeds from the sale of such shares become assets of RAD Investments, LLC.

   (e) Not applicable.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

   Item 7 is hereby supplemented with the following exhibit:

Exhibit B: Press Release dated July 5, 2023

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 6, 2023


Ocean Capital LLC

By: /s/ William Heath Hawk
Name: William Heath Hawk
Title: Managing Member

William Heath Hawk

/s/ William Heath Hawk

José R. Izquierdo II

/s/ José R. Izquierdo II

Brent D. Rosenthal

/s/ Brent D. Rosenthal

Ethan A. Danial

/s/ Ethan A. Danial

Mojdeh L. Khaghan

/s/ Mojdeh L. Khaghan


11

TRANSACTIONS IN THE FUND'S SECURITIES DURING THE LAST 60 DAYS

ETHAN A. DANIAL

Nature of the Transaction	Securities Purchased (Sold)	Price Per Share ($)	Date of Transaction
Purchase of Common Stock	13,132*	0.9403	5/12/2023
Purchase of Common Stock	35,271*	0.9391	5/19/2023

* Represents transactions made on the open market by RAD Investments, LLC, shares of which Mr. Danial, as one of its managers, may be deemed to beneficially own

Other than as disclosed in this Schedule A, there was no transaction in shares of Common Stock by the Reporting Persons during the past sixty days.

EXHIBIT B

PRESS RELEASE, DATED JULY 5, 2023

RECENTLY ELECTED DIRECTORS PUBLISH LETTER SENT TO THE BOARD OF PUERTO RICO RESIDENTS TAX-FREE FUND, INC.

Ocean Capital's Candidates – Ethan A. Danial and Mojdeh L. Khaghan – are Actively being Stonewalled by the Board, Despite Winning the Election by a 10:1 Margin at the June 1ˢᵗ Annual Meeting

Letter Calls on the Fund to Provide Mr. Danial and Ms. Khaghan Access to Board Materials and Dates of Upcoming Board Meetings and to Require the Incumbents Who Lost the Election to Resign Immediately

SAN JUAN, Puerto Rico--(BUSINESS WIRE)--Ocean Capital LLC (collectively with its affiliates, "Ocean Capital" or "we") is a significant stockholder of numerous Puerto Rico closed-end bond funds (the "Funds"), which are managed or co-managed by an affiliate of UBS Financial Services Incorporated of Puerto Rico ("UBS"). Stockholders recently elected Ocean Capital candidates Ethan A. Danial and Mojdeh L. Khaghan to the Board of Directors (the "Board") of Puerto Rico Residents Tax-Free Fund, Inc. ("PRITF I") at the 2022 Annual Meeting of Stockholders (the "Annual Meeting"), which was held on June 1, 2023 after two adjournments. The Ocean Capital candidates won the election by a 10:1 margin over the incumbent directors.

Today, in their capacity as elected directors of PRITF I, Mr. Danial and Ms. Khaghan made public a letter they sent recently to their fellow Board members asserting their rights as duly-elected directors to Board materials and proper onboarding procedures. Rather than respecting the will of stockholders, the Board is refusing to answer Mr. Danial or Ms. Khaghan and is instead relying on external counsel to make the dubious claim that neither has been elected as a director, citing what we view as baseless pending litigation filed by the Funds. Even when Mr. Danial visited PRITF I's offices, as he stated he would, he was met with continued stonewalling and was provided no materials as requested.

W. Heath Hawk, managing member of Ocean Capital, commented:

"PRITF I has yet again demonstrated that its chief concern is protecting its entrenched, over-tenured Board than it is with upholding stockholder democracy and reversing years of poor performance. This is the very same fund that has refused, and refuses to this day, to seat Ocean Capital's directors also elected at the 2021 Annual Meeting, despite the fact that these individuals defeated the incumbents by overwhelming margins at both meetings. This is also the fourth election in which yet another UBS-managed fund has refused to seat Ocean Capital's elected directors when a quorum of stockholders voted them in.[1]

We believe the Board should reassess PRITF I's investment advisory contract with UBS in light of the significant losses the Fund has incurred and will continue vigorously defending our rights, the rights of our elected nominees and our fellow stockholders in the federal district court in Puerto Rico. The incumbents who have lost their positions should immediately cease all director activities and facilitate an orderly transition, as stockholders have made it abundantly clear that these individuals no longer have their confidence and new leaders are urgently needed in the boardroom."

---

[1]   As a reminder, the full list of Funds that Ocean Capital's nominees have been elected at thus far include: Puerto Rico Residents Tax-Free Fund VI, Inc., Tax Free Fund for Puerto Rico Residents, Inc. and PRITF I.

***

13

The full text of Mr. Danial's and Ms. Khaghan's letter to the PRITF I Board follows:

June 15, 2023

Puerto Rico Residents Tax-Free Fund, Inc.
Banco Popular Center
209 Muñoz Rivera Avenue, Suite 1031
San Juan, Puerto Rico 00918

Attn: Board of Directors

Re: 2022 Annual Meeting of Stockholders

To the Board of Directors of Puerto Rico Residents Tax-Free Fund, Inc. (the "*Fund*"):

We write as duly elected members of the Fund's Board of Directors (the "*Board*"). At the Fund's 2022 Annual Meeting of Stockholders (the "*Annual Meeting*"), which was last reconvened on June 1, 2023, a quorum was present and we each received nearly ten times as many "For" votes as the Fund's two candidates. As of today, however, we have not received any information from the Fund regarding the onboarding process, our role as new directors, or the dates of upcoming meetings of the Board or its committees. It is as if the election at the Annual Meeting had never occurred. Frustratingly, the Fund has given Ocean Capital LLC's two candidates for the Fund's 2021 Annual Meeting of Stockholders the same silent treatment.

Given the election's outcome, and the absence of any court order or other process blocking its immediate and full implementation, we are duty bound to assert our rights as duly elected directors of the Fund, and indirectly the rights of Fund stockholders to have their votes honored. Based on the rights and powers under Puerto Rico law and the Fund's bylaws, we hereby demand the following:

- The Fund promptly publicize the results of the Annual Meeting, including the final vote tally on each proposal;

- The Fund's two candidates who lost the election at the Annual Meeting—Messrs. Enrique Vila del Corral and Gabriel Pagán Pedrero—immediately cease any and all activities as directors of the Fund;

- The Fund provide us, as promptly as possible, an electronic copy of the complete and accurate schedule of all upcoming Board and Board committee meetings and information on how to attend these meetings;[1]

- The Fund provide us with access to Board-level materials, including without limitation Board packets, management reports, financial statements, and draft and final minutes for all Board and Board committee meetings that have taken place since July 1, 2021;[2] and

- The Fund provide us with copies of its directors and officers insurance policies.

Please be advised that any delay in responding to these demands or in onboarding us will serve to underscore, and constitute a further example of, the Fund's disregard for the votes of its shareholders at the Annual Meeting and of shareholder democracy more generally. Mr. Danial will visit the Fund's office located at the above address on Wednesday, June 21, 2023 at 11:00 a.m. Atlantic Standard Time to review the documents requested above and to meet with management to further discuss onboarding procedures. We reserve all rights with respect to the matters addressed in this letter, including without limitation our ability to seek enforcement of those rights through appropriate judicial process. If you have any questions or wish to discuss, please contact us at the emails below.

Regards,

Ethan A. Danial   Mojdeh L. Khaghan

---

1   PR ST T. 14 § 3561(h) and (f).
2   PR ST T. 14 § 3650(d).

14

Contacts:
For Investors:

Morrow Sodali

Mike Verrechia / Bill Dooley, 800-662-5200
ocean@investor.morrowsodali.com

For Media:

Longacre Square Partners

Charlotte Kiaie / Ashley Areopagita, 646-386-0091
ckiaie@longacresquare.com / aareopagita@longacresquare.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Puerto Rico Residents Tax-Free Fund, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

745274100
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200
Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

---

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Ocean Capital LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 944,867	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 944,867	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 944,867		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%[1]		
14	TYPE OF REPORTING PERSON OO		

---

1 The percentages used herein are calculated based upon 7,916,854 shares of common stock outstanding as of February 28, 2023, as disclosed in the Issuer's Semi-Annual Shareholder Report (the "Shareholder Report") filed with the Securities and Exchange Commission on May 5, 2023.

1	NAME OF REPORTING PERSON William Heath Hawk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 961,867[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 961,867[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 961,867
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%[2]
14	TYPE OF REPORTING PERSON IN

---

1   Consisting of (i) 17,000 shares held in a joint account of Mr. Hawk and his spouse and (ii) 944,867 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.

2   The percentages used herein are calculated based upon 7,916,854 shares of common stock outstanding as of February 28, 2023, as disclosed in the Issuer's Shareholder Report.

1	NAME OF REPORTING PERSON Brent D. Rosenthal		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON José R. Izquierdo II		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON Ethan A. Danial		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 329,236[1]	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 329,236[1]	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 329,236		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%[2]		
14	TYPE OF REPORTING PERSON IN		

1 Consisting of 329,236 shares owned by RAD Investments, LLC, which Mr. Danial as its manager may be deemed to beneficially own.
2 The percentages used herein are calculated based upon 7,916,854 shares of common stock outstanding as of February 28, 2023, as disclosed in the Issuer's Shareholder Report.

1	NAME OF REPORTING PERSON Mojdeh L. Khaghan		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 0	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0		
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%		
14	TYPE OF REPORTING PERSON IN		

The following constitutes Amendment No. 11 ("Amendment No. 11") to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on November 16, 2021, as amended by the Amendment No. 1 filed on December 8, 2021, Amendment No. 2 filed on March 17, 2022, Amendment No. 3 filed on April 28, 2022, Amendment No. 4 filed on June 7, 2022, Amendment No. 5 filed on June 14, 2022, Amendment No. 6 filed on November 4, 2022, Amendment No. 7 filed on November 22, 2022, Amendment No. 8 filed on December 23, 2022, Amendment No. 9 filed on February 13, 2023 and Amendment No. 10 filed on July 6, 2023 (collectively, the "Schedule 13D"). This Amendment No. 11 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented to add the following paragraph:

On January 12, 2023, Ocean Capital sold 50,000 shares of Common Stock on the open market at an average price of $0.90 per share of Common Stock for a total of $45,000. On June 30, 2023, Ocean Capital sold 13,185 shares of Common Stock on the open market at an average price of $1.08 per share of Common Stock, for a total of $14,239.80.

Item 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented to add the following paragraphs:

On January 5, 2023, the Plaintiffs filed an amended complaint in the pending federal action, captioned *Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc. et al. v. Ocean Capital LLC et al.*, No. 22-cv-01101 (D.P.R.). The amendment added a ninth plaintiff but did not substantially modify the underlying allegations of purported violations of Sections 13(d) and 14(a) of the Exchange Act. Ocean Capital has appended the Plaintiffs' Complaint and amended complaint to prior proxy soliciting materials, dated March 16, 2022 and January 23, 2023, so that stockholders can examine the Plaintiffs' allegations, which Ocean Capital and the remaining defendants deny and have filed motions to dismiss as legally insufficient.

On April 4, 2023, Ocean Capital filed its amended answer and counterclaims against the Issuer, Puerto Rico Residents Tax-Free Fund VI, Inc. ("PRRTFF VI"), and Tax Free Fund for Puerto Rico Residents, Inc. ("TFF I"), seeking relief pursuant to Article 7.15 of the Puerto Rico General Corporations Law (14 L.P.R.A. § 3655) ("Section 3655"). In particular, Ocean Capital seeks a declaration that its nominees were validly elected to the counterclaim defendant funds' respective boards of directors at the 2021 Annual Meeting, the 2021 annual meeting of stockholders of PRRTFF VI, and the 2022 annual meeting of stockholders of TFF I. Ocean Capital believes that the Issuer's, PRRTFF VI's, and TFF I's refusal to recognize the valid election of Ocean Capital's nominees unlawfully disenfranchises the funds' stockholders. Ocean Capital's motion is fully briefed and pending before the Court.

There are several other motions currently pending before the Court. On January 23, 2023, Ocean Capital filed a motion for judgment on the pleadings and additional defendants filed a motion to dismiss the amended complaint for failure to state a claim and mootness. On February 10, 2023, Defendant Meir Hurwitz filed a motion to dismiss for insufficient service. On April 14, 2023, Ocean Capital also moved for a statutory injunction pursuant to Section 3655, seeking a court order directing that the 2021 Nominees and Ocean Capital's nominees to the boards of PRRTFF VI and TFF I, all of whom were elected to their respective boards by overwhelming margins, should be seated as directors without further delay. On April 18, 2023, the Issuer, PRRTFF VI, and TFF I moved to dismiss, or alternatively stay, Ocean Capital's amended counterclaims, asserting that the counterclaims were not appropriately decided until the Plaintiffs' claims had been resolved. All of these motions have been fully briefed and remain pending before the Court. Most recently, on July 26, 2023, Ocean Capital filed a motion for leave to submit supplemental authorities—specifically, three newly decided cases that Ocean Capital believes support its positions on its motion for judgment on the pleadings and other defendants' motion to dismiss.

As of July 28, 2023, the Issuer has not yet seated the 2021 Nominees or the 2022 Nominees as duly elected directors of the Issuer, despite support from shareholders for such nominees. The Issuer's incumbent directors who lost their re-election continue to serve on the Board. Ocean Capital strongly believes that the incumbent directors who lost their re-election should immediately cease all director activities and facilitate an orderly transition.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

(a) – (c) The aggregate percentage of shares of Common Stock reported to be owned is based upon 7,916,854 shares of Common Stock outstanding as of February 28, 2023, as disclosed in the Issuer's Shareholder Report.

A. Ocean Capital LLC

(a) As of the close of business on July 28, 2023, Ocean Capital beneficially owned 944,867 shares of Common Stock.

Percentage: Approximately 11.9%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 944,867

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 944,867

(c) The transactions in the shares of Common Stock by Ocean Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B. William Heath Hawk

(a) As of the close of business on July 28, 2023, Mr. Hawk beneficially owned 961,867 shares of Common Stock.

Percentage: Approximately 12.1%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 961,867

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 961,867

(c) The transactions in the shares of Common Stock by Mr. Hawk during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C. Brent D. Rosenthal

(a) As of the close of business on July 28, 2023, Mr. Rosenthal beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c) The transactions in the shares of Common Stock by Mr. Rosenthal during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D. José R. Izquierdo II

(a) As of the close of business on July 28, 2023, Mr. Izquierdo beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c) The transactions in the shares of Common Stock by Mr. Izquierdo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E. Ethan A. Danial

(a) As of the close of business on July 28, 2023, Mr. Danial beneficially owned 329,236 shares of Common Stock.

Percentage: Approximately 4.2%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 329,236

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 329,236

(c) The transactions in the shares of Common Stock by Mr. Danial during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D. Mojdeh L. Khaghan

(a) As of the close of business on July 28, 2023, Ms. Khaghan beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c) The transactions in the shares of Common Stock by Ms. Khaghan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d) The dividends from the 944,867 shares of Common Stock beneficially owned by Ocean Capital, and any proceeds from the sale of such shares, become assets of Ocean Capital. The dividends from the 329,236 shares of Common Stock beneficially owned by Mr. Danial through RAD Investments, LLC, and any proceeds from the sale of such shares become assets of RAD Investments, LLC.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 28, 2023

Ocean Capital LLC

By: /s/ William Heath Hawk
Name: William Heath Hawk
Title: Managing Member

/s/ William Heath Hawk
William Heath Hawk

/s/ José R. Izquierdo II
José R. Izquierdo II

/s/ Brent D. Rosenthal
Brent D. Rosenthal

/s/ Ethan A. Danial
Ethan A. Danial

/s/ Mojdeh L. Khaghan
Mojdeh L. Khaghan

TRANSACTIONS IN THE FUND'S SECURITIES DURING THE LAST 60 DAYS

OCEAN CAPITAL LLC

Nature of the Transaction	Securities Purchased (Sold)	Price Per Share ($)	Date of Purchase/Sale
Purchase of Common Stock	(13,185.00)*	1.08	6/30/2023

* Represents transactions made on the open market by Ocean Capital LLC.

Other than as disclosed in this Schedule A, there was no transaction in shares of Common Stock by the Reporting Persons during the past sixty days.